Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION OF
PDL BIOPHARMA, INC.

PDL BioPharma, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling for consideration thereof by the stockholders of the Corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of the Corporation be amended by deleting Article SEVENTH thereof in its entirety and replacing such Article SEVENTH with the following:

SEVENTH: The number and composition of the Board of Directors of the Corporation shall be determined as set forth in this paragraph. The number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). The directors shall, until the annual meeting of stockholders to be held in 2023, be divided into three classes, as nearly equal in number as reasonably possible. The term of office of the class of directors elected at the annual of meeting of stockholders held in 2020 shall expire at the 2023 annual meeting of stockholders, the term of office of the class of directors elected at the annual of meeting of stockholders held in 2021 shall expire at the 2022 annual meeting of stockholders and the term of office of the class of directors elected at the annual of meeting of stockholders held in 2022 shall expire at the 2023 annual meeting of stockholders. At each annual meeting of stockholders commencing with the 2023 annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the annual meeting of stockholders held in the year following the year of their election. All directors shall hold office until the expiration of the term for which elected, and until their respective successors are elected, except in the case of the death, resignation, or removal of any director. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, removal from office, disqualification or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen shall hold office until such director’s successor shall have been duly elected and qualified and, if the Board of Directors at such time is classified, for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

SECOND: That thereafter an annual meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 26th day of August, 2020.

PDL BIOPHARMA, INC.

By:	/s/ Dominique Monnet
Name:	Dominique Monnet
Title:	President and Chief Executive Officer